2001 - 3

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing February 8, 2001 through February 26, 2001

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Name of registrant)

Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands

(Address of principal executive offices)

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Andrew D. Soussloff, Esq.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004

This report comprises a copy of the press released entitled ‘Philips launches USD 2.5 Billion Global Commercial Paper Program’, dated February 26, 2001.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 26th day of February, 2001.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ G.J. Kleisterlee

G.J. Kleisterlee
(Executive Vice-President
Member of the Board of Management
and Chief Operating Officer)

/s/ J.H.M. Hommen

J.H.M. Hommen
(Executive Vice-President,
Member of the Board of Management
and Chief Financial Officer)

PHILIPS LAUNCHES USD 2.5 BILLION GLOBAL COMMERCIAL PAPER PROGRAM

Amsterdam, The Netherlands, 26 February 2001 – Royal Philips Electronics of the Netherlands (AEX: PHI, NYSE: PHI) announced today that it is launching a USD 2.5 billion Global Commercial Paper Program (CP Program). Under this Program, Philips will issue commercial paper notes (“Notes”) worldwide, which will be sold through a number of dealers. With maturities up to 365 days, it will provide an additional and flexible financing source, which Philips will use for general corporate purposes.

Philips expects to start drawing on the CP Program in the coming weeks. Philips is presently borrowing short-term money from banks. The initial drawings will be used to refinance maturing bank borrowings and to finance working capital requirements.

For further information:
Ben Geerts, Philips Corporate Communications, tel: +31-20 59 77 215

The Notes have not and will not be registered under the U.S. Securities Act of 1933 (the “Act”) and may not be offered or sold in the United States absent registration under the Act or an applicable exemption from the Act’s registration requirements.